

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

July 10, 2017

<u>Via E-mail</u>
Chris A. Choate
Chief Financial Officer
AFS SenSub Corp.
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

> **Re:**   **AmeriCredit Automobile Receivables Trust 2013-1**
> **AmeriCredit Automobile Receivables Trust 2013-2**
> **AmeriCredit Automobile Receivables Trust 2013-3**
> **AmeriCredit Automobile Receivables Trust 2014-1**
> **AmeriCredit Automobile Receivables Trust 2014-3**
> **AmeriCredit Automobile Receivables Trust 2016-1**
> **AmeriCredit Automobile Receivables Trust 2016-3**
> **Forms 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 20, 2017**
> **File Nos. 333-170231-10, 333-170231-11, 333-170231-12, 333-170231-15, 333-194765-01, 333-206924-01 and 333-206924-03**

Dear Mr. Choate:

      We have reviewed your filings and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

<u>Exhibits</u>

1. We note that, in the reports provided by AmeriCredit Financial Services, Inc. ("AFSI") as Exhibit 33.1, AFSI states that it engaged vendors to perform the activities required by Items 1122(d)(2)(i), 1122(d)(4)(i), 1122(d)(4)(ii) and 1122(d)(4)(iv). The reports provided by Deloitte & Touche LLP as Exhibit 34.1, however, only identify Items 1122(d)(2)(i) and 1122(d)(4)(ii) as servicing criteria for which AFSI engaged vendors to perform certain activities. Please amend each Exhibit 33.1, or have Deloitte & Touche LLP amend each Exhibit 34.1, as applicable, to clarify the activities for which AFSI actually engaged vendors, or otherwise advise as to the discrepancy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Hughes Bates at 202-551-3731 or me at 202-551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Trey Brown, GM Financial
        Jase Fehleison, GM Financial